UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                       (Amendment No. 9)*

                Price Communications Corporation
                        (Name of Issuer)

                  Common Stock, $.01 Par Value
                 (Title of Class of Securities)

                           741437305
                         (CUSIP Number)

Mr. Lance Laifer                             Gerald Adler
Laifer Capital Management, Inc.              Shereff, Friedman, Hoffman &
Hilltop Partners, L.P.                         Goodman, LLP
45 West 45th Street                          919 Third Avenue
New York, New York 10036 (212) 921-4139      New York, New York 10022
                                             (212) 758-9500


    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                         June 5, 1996
            (Date of Event which Requires Filing of
                        this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
statement because of Rule 13d-1(b) (3) or (4), check the following: [   ].

Check the following box if a fee is being paid with this statement:  [   ].  (A
fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           SCHEDULE 13D


CUSIP No.     741437305                                     Page 2 of  8  Pages


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

     Hilltop Partners, L.P.


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) / /
                                                                (b) / /


3   SEC USE ONLY



4   SOURCE OF FUNDS*

       WC


5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                  / /



6  CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE

                 7 SOLE VOTING POWER
NUMBER OF              619,505
 SHARES
BENEFICIALLY     8 SHARED VOTING POWER
  OWNED BY
   EACH          9 SOLE DISPOSITIVE POWER
 REPORTING             619,505
  PERSON
   WITH         10 SHARED DISPOSITIVE POWER

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       619,505



12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       6.6%

14 TYPE OF REPORTING PERSON*
        PN

             *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.  2 of 7

                           SCHEDULE 13D



CUSIP No. 741437305                                      Page 3 of 8 Pages


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

     Laifer Capital Management, Inc.


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)   / /
                                                                   (b)   / /


3  SEC USE ONLY



4  SOURCE OF FUNDS*

     WC


5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                        / /



6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

                 7 SOLE VOTING POWER
 NUMBER OF             828,909
  SHARES
BENEFICIALLY     8 SHARED VOTING POWER
  OWNED BY             0
    EACH
  REPORTING      9 SOLE DISPOSITIVE POWER
  PERSON               737,432

   WITH
                10 SHARED DISPOSITIVE POWER
                       507,144

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       1,244,576

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       13.2%

14 TYPE OF REPORTING PERSON*
      CO, IA

             *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.  2 of 7

                           SCHEDULE 13D

CUSIP No. 741437305                                       Page 4 of 8  Pages


1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

     Lance Laifer


2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)   / /
                                                                (b)   / /


3 SEC USE ONLY

4 SOURCE OF FUNDS*
    WC


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEMS 2(d) or 2(e)                                      / /



6 CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

                 7 SOLE VOTING POWER
 NUMBER OF             828,909
  SHARES
BENEFICIALLY     8 SHARED VOTING POWER

 OWNED BY              0
   EACH
 REPORTING       9 SOLE DISPOSITIVE POWER
   PERSON              737,432
    WITH
                10 SHARED DISPOSITIVE POWER
                       507,144

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       1,244,576


12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               13.2%

14 TYPE OF REPORTING PERSON*
     IN

             *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.  2 of 7

         Schedule 13D Amendment No. 9
       Price Communications Corporation


          This Amendment No. 9 to the Statement on Schedule
13D (as defined below) amends and supplements the Statement on
Schedule 13D filed October 29, 1993 (the "Schedule 13D"),
Amendment No. 1 to the Schedule 13D filed December 17, 1993,
Amendment No. 2 to the Schedule 13D filed February 5, 1994,
Amendment No. 3 to the Schedule 13D filed March 1, 1994,
Amendment No. 4 to the Schedule 13D filed March 18, 1994,
Amendment No. 5 to the Schedule 13D filed December 5, 1994,
Amendment No. 6 to the Schedule 13D filed December 20, 1994,
Amendment No. 7 to the Schedule 13D filed March 9, 1995 and
Amendment No. 8 to the Schedule 13D filed July 6, 1995 by Hilltop Partners, L.P., Laifer Capital Management, Inc. (formerly known as Laifer Inc.) and Lance Laifer (collectively, the "Reporting Persons"), each relating to the common stock, par value $.01 per share (the "Common Stock"), of Price Communications Corporation, a
Delaware corporation (the "Company").  The above-referenced
Statement on Schedule 13D and Amendments No. 1, No. 2, No. 3,
No. 4, No. 5, No. 6, No. 7 and No. 8 are collectively referred to herein as the "Schedule 13D". All terms used herein but not defined herein shall have the meanings given to them in the Schedule 13D.

Item 5.   Interest in Securities of Issuer.

          Item 5 is amended and restated to read in full as

follows:

          (a) Hilltop Partners, L.P. is the beneficial owner of 619,505 shares (6.6%) of Common Stock.

          Laifer Capital Management, Inc. is the beneficial owner of 1,244,576 shares (13.2%) of Common Stock. The 1,244,576 shares of Common Stock beneficially owned by Laifer Capital
Management, Inc. includes (i) 619,505 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. in its capacity as General Partner and Investment Advisor to Hilltop Partners, L.P., which shares have been described in the previous paragraph and (ii) 625,071 shares of Common Stock beneficially owned by Laifer
Capital Management, Inc. in its capacity as Investment Advisor to various other clients. These clients include: (a) various Wolfson family entities, with an address at One State Street Plaza, New York, New York 10004-1505, (b) Haussman Holdings N.V., a Netherlands
Antilles corporation, (c) various charitable trusts, with an address at One State Street Plaza, New York, New York 10004-1505 and (d)
Hilltop Offshore Limited ("Offshore"), a Cayman Islands company, with an address c/o Consolidated Fund Management Limited, P.O.
Box HM 2257, Par La Ville Place, 14 Par La Ville Road, Hamilton
HMJX, Bermuda (the "Clients").

          Lance Laifer, as president and principal stockholder of Laifer Capital Management, Inc., is deemed to have the same beneficial ownership as Laifer Capital Management, Inc.

          The number of shares beneficially owned by the Reporting Persons and the percentage of outstanding shares represented thereby have been computed in accordance with Rule
13d-3 under the Securities Exchange Act of 1934, as amended. As of April 30, 1996, there were 9,418,242 shares of Common Stock outstanding as reported in the Company's Quarterly Report on Form
10-Q for the period ended March 31, 1996.

          (b) Hilltop Partners, L.P. has the sole power (i) to vote or to direct the voting of and (ii) to dispose and to direct the disposition of the 619,505 shares of Common Stock beneficially owned by it. Hilltop Partners, L.P.'s power to vote and dispose of its shares rests with Laifer Capital Management, Inc., in its capacity as the General Partner of Hilltop Partners, L.P.

          Laifer Capital Management, Inc. has the sole power (i) to vote and to direct the voting of and (ii) to dispose and direct the disposition of the 619,505 shares of Common Stock beneficially owned by it in its capacity as the General Partner of Hilltop Partners, L.P. Laifer Capital Management, Inc. (i) has sole power to vote and to direct the voting of 209,404 shares of Common Stock owned by certain of the Clients, (ii) has the sole power to dispose and direct the disposition of 117,927 shares of Common Stock owned by Offshore and (iii) shares with certain of the Clients the power to dispose and direct the disposition of 507,144 shares of Common Stock owned by Laifer Capital Management, Inc. in its capacity as Investment Advisor to such Clients.

          (c) All transactions in the Common Stock effected by the Reporting Persons and the Covered Persons during the past sixty days are set forth in Annex A attached hereto and are incorporated herein by reference. In addition, Mr. Eisenberger, one of the Covered Persons, purchased 1,500 shares for his IRA account during January 1996.

          (d)  Not applicable.

          (e)  Not applicable.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 7, 1996                    HILLTOP PARTNERS, L.P.

                              By: LAIFER CAPITAL MANAGEMENT,
                                   Inc, as General Partner

                                   By: /s/ Lance Laifer
                                       ---------------------------
                                       Lance Laifer
                                       President

                              LAIFER CAPITAL MANAGEMENT,  INC.

                                   By: /s/ Lance Laifer
                                       Lance Laifer
                                       President

                                /s/ Lance Laifer
                                --------------------------
                               Lance Laifer

                                     Annex A

                         Price Communications Corporation



                                    Laifer Inc.  Hilltop   Wolfson   Offshore  Haussman
         Price  Comm.    Net Price  # Shares     # Shares  # Shares  # Shares  # Shares
         -----  -----    ---------  -----------  --------  --------  --------  --------
4/18/96
BUYS     7.500  $0.0500  $7.550     1,500        0         1,500     0         0

6/5/96
BUYS     7.625  $0.0500  $7.675     6,000        3,000     600       1,900     500